Filed Pursuant to Rule 433

Registration No. 333-180488

Market Index Target-Term Securities® (MITTS®) are Market-Linked Investments designed to give you exposure to the upside performance of a market index or other asset while generally subjecting your investment to no or limited exposure to declines in the underlying index or asset. MITTS are unsecured debt securities of an issuing company that are linked to a market measure or asset, like the S&P 500, stocks, commodities or currencies. MITTS do not pay interest. If you hold MITTS until they mature, you will generally be repaid your principal, plus a return based on the performance of the linked market measure. In some cases, a predetermined cap may apply. While designed to provide market downside protection, any returns on MITTS, including any repayment of principal, are subject to the credit risk of the issuer.

MITTS are available in $10 increments (a minimum purchase of $1,000 required) with maturities generally ranging from two to seven years. They can be purchased in new issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may not be listed on any securities exchange.

How can MITTS play a role in my investment strategy?

MITTS offer the more risk-averse investor a way to combine capital preservation with the return potential of equities, commodities and other asset classes. For instance, if you expect the level of the S&P 500 to rise, MITTS allow you to participate in that upside at maturity (and potentially on a leveraged basis, for example, 1.1 times). On the flip side, MITTS also help shield against a decline in the linked market measure. For that reason, they may be especially effective for long-term investors who are willing to forgo a higher participation rate available from certain other Market-Linked Investments in exchange for protection from market declines in the linked market measure.

What advantages do MITTS provide?

▪

Protection against market downside risk. Regardless of how the linked market measure performs, and depending on the level of market downside protection, you will receive all or most of your principal back at maturity, subject to the credit risk of the issuer.

▪

Potential appreciation. You may gain from an increase in the level of the linked market measure at maturity. In some cases, a predetermined cap may apply. For example, if the MITTS you’ve selected have one-to-one participation on the upside and a cap of 50%, and the linked market measure has increased by 70%, your return on the MITTS will be capped at 50%.

▪	Diversification. MITTS provide an alternative means of getting exposure to a wide variety of asset classes.

▪

Simplification. Because Market-Linked Investments like MITTS offer investors a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

▪	Complement to a long-term strategy. With MITTS, you can reduce your exposure to market declines while pursuing the growth you need to meet your long-term financial objectives.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

What risks do MITTS carry?

▪

Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or that could have been received from an investment in a conventional bond. In rising markets, a MITTS’ cap restricts your upside compared with a direct investment in the linked market measure. Depending on the level of the market downside protection, you can lose a portion of your principal.

▪

Credit risk. Any payments due on MITTS are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. MITTS are unsecured and are not backed by FDIC insurance or other governmental support.

▪

Secondary market risks. You may not be able to sell your MITTS in the secondary market, and Merrill Lynch is not obligated to purchase them from you. The price at which you may be able to sell your MITTS may be lower than the price you paid for them due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer, and the cost of developing, hedging and distributing the MITTS, as well as the issuer’s borrowing rate for issuing Market-Linked Investments.

▪	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.
▪

Tax consequences. The appreciation on MITTS is generally taxed as ordinary income. Even though you don’t receive a payment until MITTS mature, you will generally be required to include original issue discount in income every year that you hold the MITTS, based on the yield of a comparable bond. This income figures into your cost basis for the MITTS and is credited to whatever tax you owe at maturity. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing MITTS, and how does Merrill Lynch benefit?

The $10 per unit you pay for a newly issued MITTS includes compensation to Merrill Lynch for distributing the MITTS and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the MITTS. These fees and charges, as well as the rate at which the issuer borrows funds under the MITTS, reduce the economic terms of the MITTS to you and result in their estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell MITTS on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the MITTS. When MITTS are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories...

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This fact sheet provides an overview of MITTS only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal or tax advisors before investing.

Prior to selling any particular MITTS, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this fact sheet. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

© 2012 Bank of America Corporation. All rights reserved. | ARB29200 | Code 209454PM-1212